Securities and Exchange Commission,

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Allied Corp.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

019114 107

(CUSIP Number)

M. Richard Cutler, Cutler Law Group, PC, 6575 West Loop South, Suite 500,

Bellaire, TX 77401

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 019114 107	Page 2 of 5 Pages

(1) Names of reporting persons:	David Weinkauf
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Source of funds (see instructions)	PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization	Canada
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	9,787,500 Common
(8) Shared voting power	0
(9) Sole dispositive power	9,787,500 Common
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	9,787,500 Common
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☒
(13) Percent of class represented by amount in Row (11)	14.0% Common
(14) Type of reporting person (see instructions)	IN

CUSIP No. 019114 107	Page 3 of 5 Pages

Item 1(a). Name of Issuer.

This Schedule 13G relates to the acquisition of shares of Common Stock (the “Shares”) of Allied Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices.

1405 St. Paul St., Suite 201, Kelowna, British Columbia, Canada V1Y 9N2.

Item 2(a). Name of Person Filing.

This Schedule 13G is being filed on behalf of David Weinkauf (the “Reporting Person”).

Item 2(b). Name of Issuer.

The address of the principal business office of the Reporting Person is 1405 St. Paul St., Suite 201, Kelowna, British Columbia, Canada V1Y 9N2.

Item 2(c). Name of Issuer.

See Item 4 of the attached cover pages.

Item 2(d). Name of Issuer.

Common stock, par value $.0001 per share (“Common Stock”).

Item 2(e). CUSIP Number

019114 107

Item 3.

Not Applicable.

Item 4. Ownership

(a) Amount beneficially owned:

See Item 9 of the attached cover pages.

CUSIP No. 019114 107	Page 4 of 5 Pages

(b) Percent of class:

See Item 11 of the attached cover pages.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

CUSIP No. 019114 107	Page 5 of 5 Pages

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated October 3, 2019

David Weinkauf

/s/ David Weinkauf
David Weinkauf